UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   3)*

Platinum Underwriters Holdings, Ltd.

(Name of Issuer)

Common Shares, $0.01 par value per share

(Title of Class of Securities)

G7127P 10 0

(CUSIP Number)

Bruce A. Backberg

Senior Vice President

The St. Paul Travelers Companies, Inc.

385 Washington Street

St. Paul, Minnesota 55102

(651) 310-7916

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 10, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7127P 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The St. Paul Travelers Companies, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒*

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Minnesota corporation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 702,140 (See Item 6)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 702,140 (See Item 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*

13.	Percent of Class Represented by Amount in Row (11) 1.61% (See Item 6)

14.	Type of Reporting Person (See Instructions) HC

*      Group membership with Jay S. Fishman is disclaimed.

This Amendment No. 3 to Schedule 13D hereby amends and supplements a Schedule 13D dated November 1, 2002 (the “Original Statement”), as amended by Amendment No. 1 thereto, dated March 22, 2004 (“Amendment No. 1”), and Amendment No. 2 thereto, dated June 28, 2004 (“Amendment No. 2”), filed by and on behalf of The St. Paul Travelers Companies, Inc. (formerly known as The St. Paul Companies, Inc.) (“The St. Paul”) with respect to the Common Shares, $0.01 par value per share (the “Common Shares”) of Platinum Underwriters Holdings, Ltd., a Bermuda corporation (“Platinum”).  The St. Paul is sometimes referred to herein as the “Reporting Person.”

Except as set forth below, there are no changes to the information in the Original Statement as amended by Amendment No. 1 and Amendment No. 2.  All terms used, but not defined, in this Amendment No. 3 are as defined in the Original Statement.

Item 5.	Interest in Securities of the Issuer
The Reporting Person hereby adds the following disclosure to this Item 5:
(a), (b) See Cover Page and Item 6.
(e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Shares on January 10, 2005. See Item 6.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The Reporting Person hereby adds the following disclosure to this Item 6:

On January 10, 2005, the St. Paul Option Agreement and the St. Paul Re UK Option Agreement were amended and restated to provide that any exercise by The St. Paul of its options pursuant to such agreements will be settled on a net share basis, which will result in Platinum issuing to The St. Paul a number of Common Shares equal to the excess of the market price per share, determined in accordance with the amendments, over $27.00 less the par value per share multiplied by the number of Common Shares that would be issuable in a gross cash settlement upon exercise of the options, divided by that market price per share.  If the determination of market price per share had been made as of the close of business on January 10, 2005, the number of Common Shares issuable under the St. Paul Option Agreement and the St. Paul Re UK Option Agreement, each as amended and restated, would be 597,493 and 104,647, respectively.

This description is qualified in its entirety by reference to the respective agreements, copies of which are attached hereto as Exhibits I and J.  Exhibits I and J are specifically incorporated herein by reference in answer to this Item 6.

Item 7.	Material to Be Filed as Exhibits
	Exhibit I	Amended and Restated Option Agreement, dated as of January 10, 2005, among Platinum, The St. Paul and F&M.
	Exhibit J	Amended and Restated Option Agreement, dated as of January 10, 2005, among Platinum, The St. Paul and St. Paul Re UK.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE ST. PAUL TRAVELERS COMPANIES, INC.

January 11, 2005
Date
/s/ Bruce A. Backberg
Signature
Bruce A. Backberg / Senior Vice President
Name/Title